                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release issued by Tefron, dated April 23, 2007.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: April 23, 2007

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                        ARIE WOLFSON RESIGNS AS DIRECTOR
                  FOLLOWING SALE OF MACPELL'S HOLDING IN TEFRON

MISGAV, ISRAEL, APRIL 23, 2007 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and Engineered-For-Performance (TM)
(EFPTM) active wear, today announced that Arie Wolfson has resigned from the board of directors of the company. Mr. Wolfson owned shares of Tefron through his shareholding in Macpell Industries Ltd., a company publicly traded on the
Tel Aviv Stock Exchange, where he also served as an officer. On April 19, 2007,
Macpell announced that it had sold all of the 2,852,810 shares it held in
Tefron. Accordingly, the shareholders agreement between Norfet, Macpell and
Arwol was terminated.

ABOUT TEFRON
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Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, Warnaco/Calvin Klein,
Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

CONTACTS
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COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
Aasaf@Tefron.com                    Ehud@gkir.com / Kenny@gkir.com

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